                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              Form 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
	EXCHANGE ACT OF 1934

	For the fiscal year ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
	SECURITIES EXCHANGE ACT OF 1934

	For the transition period from _______________ to _______________

	Commission file number 001-9383

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    	         WESTAMERICA BANCORPORATION TAX DEFERRED
                     SAVINGS/RETIREMENT PLAN (ESOP)

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

	              Westamerica Bancorporation
	 	             1108 Fifth Avenue
		       San Rafael, California 94901

                        WESTAMERICA BANCORPORATION

               TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)


                           FINANCIAL STATEMENTS

                   AS OF DECEMBER 31, 2004 AND 2003 AND

         FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                                  AND

                          SUPPLEMENTAL SCHEDULES

             AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2004

                                  AND

                    REPORT OF INDEPENDENT REGISTERED

                         PUBLIC ACCOUNTING FIRM

                       WESTAMERICA BANCORPORATION
               TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

                          FINANCIAL STATEMENTS
                       WITH SUPPLEMENTAL SCHEDULES

          For the Years Ended December 31, 2004, 2003 and 2002


                            TABLE OF CONTENTS

                                                                      Page
                                                                      ----
Report of Independent Registered Public Accounting Firm                 4

Financial Statements:

  Statement of Net Assets Available for Benefits as of
     December 31, 2004 and 2003                                         5

  Statement of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 2004, 2003 and 2002               6

  Notes to Financial Statements                                       7-13

Supplemental Schedules:

  Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
     (Held at End of Year) as of December 31, 2004                      14

  Schedule H, Line 4j - Schedule of Reportable Transactions
     for the Year Ended December 31, 2004                               15

Signatures                                                              16

Exhibit Index                                                           17


All other schedules required by Section 2520.103.10 of the Department of Labor's Rules and regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

        REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
        -------------------------------------------------------

To the Employee Benefits and
   Compensation Committee of the
   Board of Directors of
   Westamerica Bancorporation


     We have audited the accompanying statement of net assets available for benefits of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan
(ESOP) (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years ended December 31, 2004, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions, as of and for the year ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         /S/ Perry-Smith LLP
                                         -------------------

Sacramento, California
June 3, 2005

400 CAPITOL MALL, SUITE 1200, SACRAMENTO, CA 95814
916-441-1000   FAX 916-441-1110   URL www.perry-smith.com

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003


                                                        2004        2003
                                                     ------------------------
   ASSETS
Cash                                                $     7,084 $    17,833
                                                     ------------------------

Investments:
   Westamerica common stock (Notes 3 and 4)          41,154,841  35,081,251
   Shares of registered investment companies
      (mutual funds) (Note 3)                        19,446,407  17,268,494
   Participant loans (Note 3)                         1,143,215   1,154,771
                                                     ------------------------
      Total investments                              61,744,463  53,504,516
                                                     ------------------------

Receivables:
   Interest                                                  50          20
                                                     ------------------------
      Total assets                                   61,751,597  53,522,369
                                                     ------------------------

   LIABILITIES

Accrued trustee fees                                     14,013      12,782
                                                     ------------------------
Net assets available for benefits                   $61,737,584 $53,509,587
                                                     =========== ===========

The accompanying notes are an integral
part of these financial statements.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2004, 2003 and 2002


                                            2004        2003        2002
                                        -------------------------------------
   ADDITIONS
Investment income:
   Net appreciation (depreciation) in fair
       value of investments (Note 3)   $  7,418,432 $ 9,651,775 $(1,859,827)
   Interest                                 340,738     249,478     267,035
   Dividends                                764,818     724,410     632,186
   Interest on participant loans             61,938      68,278      71,718
                                        -------------------------------------
      Total investment income (loss)      8,585,926  10,693,941    (888,888)
                                        -------------------------------------

Contributions:
   Participants                           2,313,392   2,269,775   2,234,006
   Employer                               1,508,125   1,508,203   1,534,153
   Participant rollovers                    225,627      16,877     189,564
                                        -------------------------------------
      Total contributions                 4,047,144   3,794,855   3,957,723
                                        -------------------------------------
      Total additions                    12,633,070  14,488,796   3,068,835
                                        -------------------------------------

   DEDUCTIONS

Deductions from net assets attributed to:
   Benefits paid to participants          4,353,746   3,356,904   4,692,247
   Administrative expenses (Note 6)          51,327      46,916      44,115
                                        -------------------------------------
      Total deductions                    4,405,073   3,403,820   4,736,362
                                        -------------------------------------
      Net increase (decrease)             8,227,997  11,084,976  (1,667,527)
                                        -------------------------------------

Net assets available for plan benefits:
   Beginning of year                     53,509,587  42,424,611  44,092,138
                                        -------------------------------------
   End of year                         $ 61,737,584 $53,509,587 $42,424,611
                                        ===========  =========== ===========


The accompanying notes are an integral
part of these financial statements.

	WESTAMERICA BANCORPORATION
	TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

	NOTES TO FINANCIAL STATEMENTS


1.	DESCRIPTION OF PLAN

The following description of the Westamerica Bancorporation (the "Company") Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") provides only general information. Participants should refer to the Summary Plan Description and Plan Agreement for a more complete description of the Plan's provisions.

General
-------

The Plan, formerly called the Westamerica Bancorporation Supplemental Retirement Plan, was established by the Company as a non-contributory profit sharing plan. The Plan was amended to included a salary deferral feature pursuant to section 401(k) of the Internal Revenue Code. Concurrent with the amendment, all existing account balances were invested in either common stock or certificates of deposit of the Company, and all employee accounts were fully vested. The Plan was also amended and restated as an Employee Stock Ownership Plan (ESOP). The Employee Benefits and Compensation Committee of the Company's Board of Directors (the "Committee") delegates to the Company's Pension Management Committee, the administration of the Plan. The Committee has the responsibility for the general operation of the Plan, including the resolution of any questions arising under the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
 Investments in the Plan are participant directed with the exception of employer contributions which are invested in shares of Company common stock. Vanguard Fiduciary Trust Company serves as Trustee of the Plan.

Eligibility
-----------

Under the Plan, employees of the Company who are compensated on a salaried basis become eligible to participate in the plan on the first day of the calendar month coinciding with or following the date the employee completes 90 consecutive days of service with the Company or completes 1,000 service hours in a 12-month consecutive period.

Vesting
-------

Participants are immediately vested in their salary-deferral contributions, the Company's discretionary and matching contributions, plus actual earnings thereon.

Contributions
-------------

Each year, participants may make salary deferral contributions, through payroll deduction, in any whole percentage up to 25 percent of pretax annual compensation subject to certain IRC limitations. The Company's matching contribution is 100 percent of the participant's elective contribution, up to a maximum of 6 percent of the participant's compensation. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. For the years ended December 31, 2004, 2003 and 2002, the Company made no discretionary contributions. Company contributions are subject to certain IRC limitations.

1.	DESCRIPTION OF PLAN (Continued)

Participant Accounts
--------------------

Individual accounts are maintained for each Plan participant. Each Participant's account is credited with the participant's contribution, the Company's discretionary and matching contributions and Plan earnings, and charged with withdrawals, allocations of Plan losses and administrative expenses. Allocations are based on participant earnings, as defined. Certain administrative expenses associated with the Westamerica Common Stock Fund are charged pro-rata based on a participant's holding in that fund.

Participants' Investment Options
--------------------------------

Company matching contributions are invested in the Westamerica Common Stock Fund in accordance with the Plan Document. A participant who has completed 10 Plan years of service and has attained age 55 may elect to direct up to 25% of the Company matching contribution held in Company stock to other investment fund options.

Participants direct participant contributions in whole or in part in any of the following investment fund options:

 	The Westamerica Common Stock Fund, which is invested in the Company's common stock and temporary interest-bearing money market funds.

 	Vanguard 500 Index Fund, which invests in the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

 	Vanguard LifeStrategy Conservative Growth Fund, which invests in five Vanguard funds: a domestic stock fund, an international stock fund, two bonds funds, and an asset allocation fund. The fund's assets allocation ranges are expected to be 25%-50% stocks, 50%-75% bonds, and 0%-25% cash investments.

 	Vanguard LifeStrategy Growth Fund, which invests in five Vanguard funds: a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. The fund's assets allocation ranges are expected to be 65%-90% stocks, 10%-35% bonds and 0%-25% cash investments.

 	Vanguard LifeStrategy Income Fund, which invests in four Vanguard funds: a stock fund, two bond funds, and an asset allocation fund.
The fund's assets allocation ranges are expected to be 5%-30% stocks, 70%-95% bonds, and 0%-25% cash investments.

 	Vanguard Explorer Fund, which invests in a diversified group of small-company stocks with prospects for above-average growth. The fund may invest up to 20% in foreign securities and up to 15% in restricted or illiquid securities.

1.	DESCRIPTION OF PLAN (Continued)

--------------------------------

 	Vanguard LifeStrategy Moderate Growth Fund, which invests in four Vanguard funds: a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund's assets allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% cash investments.

 	Vanguard Morgan Growth Fund, which invests primarily in stocks of large and mid-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles.

 	Vanguard Prime Money Market Fund, which invests in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

 	Vanguard Total Bond Market Index Fund, which invests in bonds that attempt to match the performance of the unmanaged Lehman Brothers
Aggregate Bond Index, which is a widely recognized measure of the taxable U.S. bond market.

 	Vanguard Total International Stock Index, which invests in three Vanguard international index funds: a European fund, a Pacific fund, and an emerging markets fund. These funds invest in the stock of companies in more than 30 countries.

 	Vanguard Windsor II Fund, which invests in a diversified group of out-of-favor stocks of large capitalization companies. The stocks selected generally sell at prices below the market average compared to their dividend income and future return potential.

 	Vanguard Extended Market Index Fund, which invests in a broadly diversified portfolio of stocks of small and medium sized companies that are regularly traded on the New York and American Stock
Exchanges and NASDAQ over-the-counter market. The portfolio is designed to be representative of the Wilshire 4500 Index.

 	Vanguard Short-Term Federal Fund which invests primarily in short-term securities issued by U.S. government agencies, but may also invest in U.S. Treasury securities and in repurchase agreements backed by U.S. Treasury or federal agency securities. To reduce fluctuations in its share price, the fund will maintain an average maturity of 1 to 3 years.

Participants may change their investment options at any time directly through The Vanguard Group.

1.	DESCRIPTION OF PLAN (Continued)

Participant Loans

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance, 100 percent of participant contributions, or $50,000. Loans are secured by the balance in the participant's account and bear interest at prevailing market rates at the time the funds are borrowed. Loan terms range from 1 to 5 years. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service for any reason, a participant may elect to receive a lump-sum distribution equal to the value in his or her account.
 Distributions for the value of a participant's account invested in the Westamerica Common Stock Fund stock are made in the form of the Company's common stock plus cash for any fractional shares or, if a participant elects, in cash or an in-kind transfer, as provided by the Plan document.
 Participants may also receive in-service distributions on account of hardship or after attaining age 59 1/2. As of December 31, 2004 and 2003, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Administrative Expenses

The Company provides bookkeeping and other administrative services for the Plan at no charge. The Company pays the Plan's annual account maintenance fees for active employees and other administrative expenses.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

2.	SUMMARY OF ACCOUNTING POLICIES (Continued)

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition
-------------------------------------------

The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund, which represents the net asset value of shares held by the Plan at year end. The Company's common stock is valued at its quoted market price. Participant loans are valued at their outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

Management fees and operating expenses charged to the Plan for investments in shares of registered investment companies (mutual funds) are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits
-------------------

Benefits are recorded when paid.

3.   INVESTMENT INFORMATION

    The Plan's investments, including investments bought, sold, and held during the year, appreciated in value by $7,418,432 and $9,651,775 during 2004 and 2003, respectively, and depreciated in value by $1,859,827 during 2002, as follows:


                                       2004        2003        2002
                                    -----------------------------------
    Westamerica common stock       $ 6,047,876 $ 6,988,077 $   483,400
    Mutual funds                     1,370,556   2,663,698  (2,343,227)
                                    -----------------------------------
                                   $ 7,418,432 $ 9,651,775 $(1,859,827)
                                    =========== =========== ===========

    The following table presents investments at fair value that represent 5% or more of the Plan's net assets as of December 31, 2004 and 2003:


                                                   2004        2003
                                                -----------------------
    Westamerica Common Stock Fund              $41,154,841 $35,081,251
    Vanguard 500 Index Fund                      4,965,703   4,851,183
    Vanguard Prime Money Market Fund             2,610,457   2,712,196
    Other Investments                           13,013,462  10,859,886
                                                -----------------------
                                               $61,744,463 $53,504,516
                                                =========== ===========


4.   INVESTMENT IN WESTAMERICA BANCORPORATION COMMON STOCK

    The Plan's investments at December 31, 2004 and 2003 in Westamerica Bancorporation common stock are as follows:


                                                   2004        2003
                                                -----------------------
    Participant directed:
         Number of shares                          705,553     705,860
                                                =========== ===========
         Cost                                  $16,941,726 $15,200,542
                                                =========== ===========
         Fair value                            $41,154,841 $35,081,251
                                                =========== ===========

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2001, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan's management and the Plan's tax counsel believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.	RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transactions rules. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid by the Plan for trustee services in connection with the Westamerica Common Stock Fund for the years ended December 31, 2004, 2003 and 2002 amounted to $51,327, $46,916 and $44,115, respectively.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

EMPLOYER IDENTIFICATION NUMBER: 94-2156203
PLAN NUMBER: 002

     FORM 5500, SCHEDULE H, PART IV, LINE 4i
     SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004


                                              (c)
                  (b)               Description of Investment
          Identity of Issuer,       Including Maturity Date,                  (e)
            Borrower, Lessor        Rate of Interest, Collate    (d)        Current
(a)         or Similar Party         Par or Maturity Value      Cost         Value
----------------------------------------------------------------------------------------
 *   Westamerica Common                   Mutual Fund
         Stock Fund                      705,553 shares     $16,941,726 $ 41,154,841

 *   Vanguard 500 Index Fund              Mutual Fund
                                         44,480 shares        4,880,993    4,965,703

 *   Vanguard Explorer Fund               Mutual Fund
                                          2,453 shares          165,880      182,954

 *   Vanguard LifeStrategy                Mutual Fund
         Conservative Growth Fund        70,169 shares        1,009,813    1,070,778

 *   Vanguard LifeStrategy                Mutual Fund
         Growth Fund                     97,549 shares        1,802,187    1,954,883

 *   Vanguard LifeStrategy                Mutual Fund
         Income Fund                     38,361 shares          499,034      519,026

 *   Vanguard LifeStrategy                Mutual Fund
         Moderate Growth Fund            102,377 shares       1,672,032    1,833,580

 *   Vanguard Morgan Growth               Mutual Fund
         Fund                            162,149 shares       2,764,208    2,646,273

 *   Vanguard Prime Money                 Mutual Fund
         Market Fund                    2,610,457 shares      2,610,457    2,610,457

 *   Vanguard Total Bond Market           Mutual Fund
        Index Fund                       80,642 shares          821,097      828,198

 *   Vanguard Total International         Mutual Fund
         Stock Index Fund                110,467 shares       1,080,866    1,391,883

 *   Vanguard Windsor II Fund             Mutual Fund
                                         26,094 shares          653,502      800,945

 *   Vanguard Extended Market             Mutual Fund
         Index Fund                      15,949 shares          424,659      500,169

 *   Vanguard Short Term                  Mutual Fund
         Federal Fund                    13,598 shares          143,799      141,558

 *   Participant loans              Interest rates ranging    1,143,215    1,143,215
                                    from 5.00% to 9.75%      ---------------------------

                                                            $36,613,468 $ 61,744,463
                                                             ============ ============
* Party-in-interest to the Plan.


WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

EMPLOYER IDENTIFICATION NUMBER: 94-2156203
PLAN NUMBER: 002

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

For the Year Ended December 31, 2004


                                                                                                       (h)
                                                                               (f)                 Current Value
            (a)                   (b)           (c)         (d)      (e)     Expense       (g)     of Asset on     (i)
        Identity of           Description    Purchase     Selling   Lease  Incurred wit  Cost of   Transaction  Net Gain
       Party Involved           of Asset       Price       Price    Rental Transaction    Asset       Date      or (Loss)
--------------------------------------------------------------------------------------------------------------------------
        Category (1)
-------------------------------------------

        Purchases -
   Series of Transactions
-------------------------------------------

Westamerica Bancorporation:
   Westamerica Common Stock  Common stock  $ 3,312,479                                            $ 3,312,479

          Sales -
   Series of Transactions
-------------------------------------------

Westamerica Bancorporation:
   Westamerica Common Stock  Common stock              $ 3,250,680                    $ 1,571,295 $ 3,250,880 $ 1,679,585


                 Duly Authorized Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)



Date:     June 29, 2005
        -------------------------

By:      /s/ Dennis R. Hansen
        -------------------------
         Dennis R. Hansen
         Senior Vice President and Controller
         and Member, Pension Management Committee

                      Exhibit Index


Exhibit
Number 		Description
--------       ------------------------------------------------

23             Independent Auditor's Consent
99             Certification pursuant to 18 U.S.C. Section 1350